SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date:   June 1, 2004

(Unaudited)

Interim Consolidated Financial Statements
and Directors Report
At March 31, 2004

RoboGroup T.E.K. Limited

Directors’ Report
for the three month Period ended March 31, 2004

We are pleased to present the Directors’ Report on the financial condition of our company for the three-month period ended March 31, 2004.

RoboGroup T.E.K. Limited and its Business Environment

1. The Company and its Business Environment

The Company operates through three business sectors.

•	The first sector focuses on the company’s traditional business activities – the education field. This sector includes the Company’s research and development departments, the operations department, and the marketing and sales department that handles the sale of the Company’s products and products manufactured by third parties to the training and education markets in Israel and around the world.

•	The second sector includes the subsidiary YET. YET is engaged in the development, manufacturing, and marketing of motion control products for the industrial market.

•	The third sector includes the activities of both MemCall Ltd. and MemCall LLC. (“MemCall”). MemCall is developing new technology designed to shorten the length of time required to locate and retrieve information in computer and communications networks.

The Education Sector

During the first quarter of 2004 the Company recorded revenues of approximately US$ 720 thousands from out of an approximately US$1 million order for training products, received in November 2003.

In March 2004, the supply of the e-learning system sold to our subsidiary YET in October 2003 was completed. The transaction was in the amount of approximately US$ 850 thousands, out of which the Company recorded revenues of US$ 425 thousands.

Our Educational Sector has recently started implementing a cost-cutting plan to improve its profitability. The plan includes, among other things, a reduction in the number of personnel and consolidation of similar activities. By the implementation of this plan we expect to reduce our expenses for the next 12 months by approximately US$ 1 million. We expect that this plan will improve both financial results in the second half of 2004, and negative cash flow.

RoboGroup T.E.K. Limited

YET

During the first quarter of 2004 YET received approximately US$ 590 thousands for development services from Yaskawa Electric Corporation (“YEC”).

During the first quarter of 2004, YET continued its investment in the development of sales and marketing channels in Europe and in the US. YET’s fully owned subsidiary, YET US Inc., has signed several distribution agreements with key factors in the US market, while activities in the European market has led to sales of YET’s products in Europe.

In the first quarter of 2004 YET recorded total sales of approximately US$ 340 thousands The majority of the sales were of YET’s products, both within Israel and globally. The remaining sales were of YEC’s products in the Israeli market.

In May 2000, RoboGroup entered into a service agreement with YET under which YET pays RoboGroup for services and management fees. The payment amount is determined annually by mutual consent. In January 2004, a service agreement was signed by RoboGroup and YET for 2004, under which YET will pay RoboGroup approximately NIS 0.9 million for services and management fees.

MemCall

In December 2003 RoboGroup’s Board of Directors decided to reduce the Company’s continued investment in Memcall, after realizing that negotiations with potential strategic partners (manufacturers and marketers in the global silicon market) were not developed into binding contracts.

In accordance with that decision, during the first and second quarters of 2004 MemCall released most of its employees and is continuing its activity in a limited scope, while examining alternative means to implement solutions (required by potential customers) without investing in the development of a full custom chip. During this period, Memcall filed a new inscription patent with the Israeli Commissioner of Patents.

RoboGroup’s investment in MemCall in the first quarter of 2004 amounted to approximately US$ 140 thousands.

RoboGroup’s Building

The space in RoboGroup’s building in Rosh Ha’Ayin that is not occupied by the Company and its fully owned subsidiaries is leased to three outside tenants. During the first quarter of 2004, the Company recorded approximately US$ 140 thousands in rental payments from these tenants.

In the first quarter of 2004, the Company entered into a five-year lease with a fourth tenant for a 650 square meter space. As a result, the building is now fully occupied.

RoboGroup T.E.K. Limited

Exposure to and Management of Market Risks

a. Currency Risks

The majority of the Company’s products are exported, and as a result the bulk of the Company’s income is received in foreign currency. Consequently, the Company is subject to risks from changes in the exchange rates of foreign currencies (mainly US$ and Japanese YEN). The Company undertakes the following precautions measures in order to limit its exposure:

1.	Daily monitoring of changes in the exchange rates of the various currencies as well as of factors that are bound to influence such currencies.

2.	An evaluation of the Company’s quarterly position with respect to the general exposure to changes in the various currencies.

3.	Establishing foreign currency linked loans for the financing of the Company’s investments in its building.

Notwithstanding these precautions, the Company cannot insure full protection against foreign currency risks and the Company is exposed to exchange rate fluctuations between various foreign currencies and the Israeli shekel.

b. Interest and Index Risks

Given that the majority of the Company’s income is in foreign currency, the Company does not enter into specific hedging contracts against exposure due to changes of interest and index rates. However, the Company is accustomed to investing a portion of its monetary balances in accordance with its periodic evaluations with respect to expectations in the area of interest and index rates.

c. Marketable Securities

In 2003, the Company liquidated its investment portfolio. In the event the Company will decide to invest in securities in the future, it will be exposed to fluctuations in the prices of the securities in its investment portfolio.

d. The Responsible Officer

The Company’s chief financial officer is responsible for managing the Company’s market risks.

RoboGroup T.E.K. Limited

d. Supervision and Application of Policy

The Company’s management and the finance committee of the Board of Directors constantly monitor the extent of the Company’s exposure to market risks, and determine if it is necessary to modify the Company’s risk management policy and, if necessary, adopt protective measures.

e. Futures Contracts

As of March 31, 2004 the Company had no outstanding futures contracts. The Company did not enter into any futures contracts in the first three months of 2004.

RoboGroup T.E.K. Limited

Linked Balances

	March 31, 2004							December 31,2003
Consolidated	Linked to foreign currency (*)	Linked to Japanese Yen	Linked to Swiss Frank	Linked to CPI	Unlinked	Autonomous Unit & Non-monetary items	Total	Linked to foreign currency (*)	Linked to Japanese Yen	Linked to Swiss Frank	Linked to the CPI	Unlinked	Autonomous Unit & Non-monetary items	Total
	NIS (K) Unedited, Reported amounts**							NIS (K) Audited, adjusted to December 2003

Assets:
Cash and cash
equivalents	9,920	-	-	-	1,676	495	12,091	13,266	-	-	-	1,304	308	14,878
Short-term
investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Trade receivables	4,821	-	-	-	2,017	3,642	10,480	6,076	-	-	-	2,806	4,335	13,217
Other receivables
and debit balances	43	-	-	-	3,125	454	3,622	52	-	-	-	1,934	306	2,292
Inventories	-	-	-	-	-	13,301	13,301	-	-	-	-	-	13,603	13,603
Investments in
other companies	-	-	-	-	-	15	15	-	-	-	-	-	15	15
Fixed assets	-	-	-	-	-	38,115	38,115	-	-	-	-	-	38,233	38,233
Other Assets	-	-	-	-	-	384	384	-	-	-	-	-	428	428
Deferred Taxes	-	-	-	652	-	415	1,067	-	-	-	-	682	415	1,097
Fund in respect of
employee rights
upon retirement, net	-	-	-	236	-	-	236	-	-	-	81	-	-	81

	14,784	-	-	888	6,818	56,821	79,311	19,394	-	-	81	6,726	57,643	83,844

Liabilities:
Short-term bank
credits	729	680	2,485	1,422	6,985	3,001	15,302	1,226	1,112	2,486	1,425	7,447	2,245	15,941
Trade payables	598	-	-	-	4,027	1,673	6,298	412	-	-	-	3,554	1,428	5,394
Other payables and
credit balances	3,781	-	-	-	6,740	553	11,074	5,755	-	-	-	8,045	545	14,345
Long-term loans	6,561	6,122	-	6,044	-	-	18,727	5,824	5,280	-	6,412	-	-	17,516
Liability for
termination of
employee/employer
relationship, net	-	-	-	204	-	-	204	-	-	-	200	-	-	200

	11,669	6,802	2,485	7,670	17,752	5,557	51,605	13,217	6,392	2,486	8,037	19,046	4,218	53,396

Excess of assets
(liabilities)	3,115	(6,799)	(2,485)	(6,782)	(10,934)	51,594	27,706	6,177	(6,392)	(7,956)	(2,486)	(12,320)	53,425	30,448

(*) The foreign currency balances are mainly in US Dollars.

(**) Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI, as of December 2003.

RoboGroup T.E.K. Limited

Backlog of Orders

The Company’s backlog of orders as at March 31, 2004 was approximately NIS 14.2 million compared to approximately NIS 8.2 million at December 31, 2003.

2. The Financial Position of the Company

a.	As at March 31,2004 the Company had assets of approximately NIS 79.3 million, compared to assets of approximately NIS 83.8 million at December 31, 2003. The principal reason for the decrease was a decline of approximately NIS 2.8 million in cash and cash equivalents and a decrease of an approximately NIS 2.7 million in accounts receivables.

b.	The Company’s equity was approximately NIS 27.7 million as of March 31,2004, compared to approximately NIS 30.4 million as of December 31, 2003. The decrease in equity is a result of a net loss of approximately NIS 2.9 million in the period.

3. Operating Results

The Company’s revenues for the first three months of 2004 amounted to approximately NIS 14.3 million, as compared to approximately NIS 12.7 million in the corresponding period last year.

The NIS 1.6 million increase in revenues in the three months ended March 31 ,2004, as compared to the corresponding period in 2003, was primarily attributable to an increase of revenues by the educational sector and YET.

The Company’s gross profit percentage for the three months ended March 31 ,2004 was approximately 43%, compared to approximately 39% in the corresponding period last year. The increase in gross profit percentage was mainly attributable to the revenues of the highly profitable e-learning products and from a change in the products mix of the Company.

The Company’s operating expenses during the three months ended March 31,2004 were approximately NIS 8.6 million as compared to approximately NIS 10.7 million in the corresponding period last year. The principal changes are as follows:

Research and development expenses, net, for the three months ended March 31 ,2004 decreased by approximately NIS 1.4 million as compared to the corresponding period last year, due primarily to lower research and development expenses by MemCall.

Marketing and selling expenses for the three months ended March 31,2004 increased by approximately NIS 0.2 million, as compared with to the corresponding period in the previous year.

General and administrative expenses for the first three months of 2004 decreased by approximately NIS 1 million as compared to the corresponding period last year, due primarily to lower general and administrative expenses in the educational sector and MemCall.

RoboGroup T.E.K. Limited

The Company incurred an operating loss of approximately NIS 2.4 million for the three months ended March 31,2004 compared to an operating loss of approximately NIS 5.7 million in the corresponding period in 2003.

The Company had net financial expenses of approximately NIS 0.8 million in the first three months of 2004 compared with net financial expenses of approximately NIS 0.6 million in the corresponding period in 2003.

The Company’s other income in the first three months of 2004 amounted to approximately NIS 0.3 million compared to other income of approximately NIS 0.7 million in the corresponding period last year.

The Company’s net loss for the three months ended March 31,2004 amounted to approximately NIS 2.9 million compared to a net loss of approximately NIS 5.7 million in the corresponding period last year.

4. Liquidity

a.	The balance of cash, cash equivalents and marketable securities as at March 31, 2004 was approximately NIS 12.1 million compared to approximately NIS 14.9 million at December 31, 2003.

b.	Cash flows from operating activities:

In the three months of 2004 the Company had negative cash flow from operating activities of approximately NIS 2.4 million compared to negative cash flow of approximately NIS 20 thousands in the corresponding period last year.

c.	Cash flows from investing activities:

In the first three months of 2004 the Company purchased fixed assets of approximately NIS 0.4 million (the same as in the corresponding period last year).

d.	Cash flows from financing activities:

In the first three months of 2004 the Company had negative cash flow from financing activities of approximately NIS 73 thousands as compared to a surplus of approximately NIS 0.5 million in the corresponding period last year.

5. Sources of Financing

a.	The Company had positive working capital at March 31, 2004 . The current ratio as at March 31, 2004 was 1.21 compared with 1.23 as at December 31, 2003. The quick ratio as at March 31, 2004 was 0.8 compared with 0.85 as at December 31, 2003.

b.	The Company’s shareholders’ equity as at March 31, 2004 was approximately NIS 27.7 million, representing approximately 35% of its total balance sheet assets compared with NIS 30.4 million and 36% respectively as at December 31, 2003.

c.	The average amount of credit granted to customers during the first three months of 2004 was approximately NIS 11.8 million and the average amount of credit received from suppliers and providers of services was approximately NIS 5.8 million compared with NIS 16.4 million and NIS 7 million respectively as at December 31, 2003.

RoboGroup T.E.K. Limited

d.	The average amount of short term credit from banking institutions during the first three months of 2004 was approximately NIS 15.6 million compared to approximately NIS 14.3 million in the corresponding period last year.

e.	The average amount of long term credit from banking institutions during the first three months of 2004 was approximately NIS 18.1 million compared to approximately NIS 19.2 million in the corresponding period last year.

6. Option Plans for Employees, Directors and Interested Parties

In the first quarter of 2004 there were no allotments of shares due to realization of options in Robogroup, according to the option plans for employees and directors in the Company.

7. Law suit against Fourier Systems (1989) Ltd. (“Fourier”)

In Decmber 2003, RoboGroup and its subsidiary, RTL, filed a suit in the District Court of Tel-Aviv against Fourier. The suit seeks injunctions, mandamus and damages of NIS 2.6 million. In the suit we have alleged the theft of our commercial secrets, other commercial torts and the violation of a distribution agreement between RTL and Fourier. In February 2004, Fuorier filed a counter claim seeking damages of approximately NIS 3 million against the Company and RTL.

On March 11, 2004, the Court determined that certain information, including commercial secrets of RTL and the Company, were found in Fourier’s offices and computers, and that Fourier had breached the Israeli Commercial Torts Law, 1999. The Court also determined that Fourier was acting in bad faith by trying to annul its exclusive distribution agreement in Israel with RTL. The court ordered Fourier to avoid using the information that came from RTL and the Company. The court also ordered Fourier to fulfill its obligation under its agreement to supply products to RTL according to the original price list agreed to by the two companies.

8. External factors

•	A substantial slowdown was observed in the last few years in the networking market, which is the principal potential market for MemCall’s products. This has brought about a reduction in the potential market, and a slower penetration of new technologies and products into the market. The slowdown in the target markets for MemCall’s potential products has had an adverse effect on MemCall’s prospects.

RoboGroup T.E.K. Limited

•	In the educational technology market in the U.S. and in the State of Israel, institutional investments in educational infrastructure declined as a result of thelack of economic resources made available for institutional entities generally and for educational institutions in particular. The decrease in financial resources available for educational products has brought about a reduction in potential sales.

•	The security and economic situation in the State of Israel has had a detrimental impact on the Company’s business. Due the security situation partners and customers from abroad have hesitated to visit Israel and to continue developing their businesses in Israel. The recession in Israel and the cutbacks in the education budget have depressed the potential market for the Company’s products in Israel.

—————————————— Rafael Aravot Chairman of the Board and CEO	—————————————— Haim Schleifer Director and Joint General Manager

Date of approval of the financial statements: May 30, 2004

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the beliefs and expectations of management. Such statements are based on current plans, estimates and expectations and involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include the impact of pharmaceutical industry regulation, the difficulty of predicting FDA and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, the impact of competitive products and pricing, the availability and pricing of ingredients used in the manufacture of pharmaceutical products, uncertainties regarding market acceptance of innovative products, newly launched, currently being set or in development, the impact of constructing of clients, reliance on a strategy of acquiring companies and on strategic alliances, exposure to product liability claims, dependence on patent and other protections for our innovative products, fluctuations in currency, exchange and interest rates, operating results, and other factors that are discussed in the Company’s Annual Report on Form 20-F and the Company’s other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

RoboGroup T.E.K. Ltd.

Interim Consolidated Financial Statements
At March 31, 2004

Financial statements:
Balance Sheets	2-3
Statement of Operations	4
Statement of Changes in Shareholders' Equity	5
Statement of Cash Flows	6-7
Notes to the Financial Statements	8-12

RoboGroup T.E.K. Ltd.
Balance Sheets

NIS in Thousands

	March, 31			December, 31
	2004	2004	2003	2003
	US$ (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts (*)	Adjusted amount for the
			Israeli CPI as of
			December 2003
ASSETS

Current assets

Cash and cash equivalents	2,670	12,091	24,713	14,878
Short-term investments	-	-	123	-
Trade receivables	2,314	10,480	13,596	13,217
Other receivables and debit balances	800	3,622	3,522	2,292
Inventories	2,937	13,301	16,811	13,603

	8,721	39,494	58,765	43,990

Long-term investments

Investments in investee and other
companies	3	15	107	15
Funds in respect of employee rights upon
retirement, net	52	236	-	81

	55	251	107	96

Fixed assets	8,418	38,115	39,976	38,233

Deferred taxes	236	1,067	754	1,097

Other assets	85	384	646	428

	17,515	79,311	100,248	83,844

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Balance Sheets

NIS in Thousands

	March, 31			December, 31
	2004	2004	2003	2003
	US$ (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts (*)	Adjusted amount for the
			Israeli CPI as of
			December 2003
LIABILITIES

Current liabilities

Credit from banks	3,379	15,302	14,063	15,941
Trade payables	1,391	6,298	10,232	5,394
Other payables and credit balances	2,445	11,074	12,539	14,345

	7,215	32,674	36,834	35,680

Long-term liabilities

Loans from banks	4,136	18,727	19,656	17,516
Liability for termination of employee/employer
relationship, net	45	204	714	200

	4,181	18,931	20,370	17,716

Shareholders' equity

Share capital	2,517	11,399	11,393	11,399
Capital reserves and premium on shares	9,763	44,207	44,342	44,021
Accumulated deficit	(5,940)	(26,897)	(11,688)	(23,969)
Treasury stock	(221)	(1,003)	(1,003)	(1,003)

	6,119	27,706	43,044	30,448

	17,515	79,311	100,248	83,844

—————————————— Rafael Aravot Chairman of the Board and CEO	—————————————— Haim Schleifer Director and Joint General Manager	—————————————— Hanan Eibushitz Chief Financial Officer

Date of approval of the financial statements: May 30, 2004

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Operations

NIS in Thousands

	For the three months ended March, 31			Year ended December, 31
	2004	2004	2003	2003
	US$ (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts (*)	Adjusted amount for the
			Israeli CPI as of
			December 2003
Revenues	3,172	14,365	12,729	56,116
Cost of revenues	1,818	8,231	7,757	32,598

Gross profit	1,354	6,134	4,972	23,518

Operating expenses
Research and development expenses, net	508	2,302	3,682	12,651
Marketing and selling expenses	770	3,485	3,270	12,622
Administrative and general expenses	617	2,792	3,782	14,569

	1,895	8,579	10,734	39,842

Operating loss	(541)	(2,445)	(5,762)	(16,324)
Financial expenses, net	(168)	(765)	(626)	(3,783)
Other income, net	62	282	712	2,032

Loss before taxes on income	(647)	(2,928)	(5,676)	(18,075)
Income tax expenses (income)	-	-	36	(82)

Net loss	(647)	(2,928)	(5,712)	(17,993)

Loss per share ("EPS")	(0.06)	(0.27)	(0.54)	(1.67)

Weighted average number of shares used in
computation of EPS (in thousands)	10,744	10,744	10,731	10,744

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Changes in Shareholders' Equity

NIS in Thousands

	Number of shares	Share capital	Premium on shares	Capital reserves	Adjustments on translation of financial statement of an autonomous consolidated company	Shares purchase cost & assigned loans guaranteed by company's shares	Accumulated earnings (deficit)	Total
		NIS	NIS	NIS	NIS	NIS	NIS	NIS
		Reported amounts (*)

For the three months ended
March 31, 2004 (Unaudited)
Balance as of January 1, 2004	10,744,031	11,399	42,214	2,260	(453)	(1,003)	(23,969)	30,448
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	186	-	-	186
Net loss	-	-	-	-	-	-	(2,928)	(2,928)

Balance at March 31, 2004	10,744,031	11,399	42,214	2,260	(267)	(1,003)	(26,897)	27,706

	Adjusted amount for the Israeli CPI as of December 2003
For the three months ended
March 31, 2003 (Unaudited)
Balance as of January 1, 2003	10,730,831	11,392	42,195	2,260	120	(1,003)	(5,976)	48,988
Exercise of options	4,000	1	-	-	-	-	-	1
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	(233)	-	-	(233)
Net loss	-	-	-	-	-	-	(5,712)	(5,712)

Balance at March 31, 2003	10,734,831	11,393	42,195	2,260	(113)	(1,003)	(11,688)	43,044

	Adjusted amount for the Israeli CPI as of December 2003
Balance at January 1, 2003	10,730,831	11,392	42,195	2,260	120	(1,003)	(5,976)	48,988
Exercise of options	13,200	7	19	-	-	-	-	26
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	(573)	-	-	(573)
Net loss	-	-	-	-	-	-	(17,993)	(17,993)

Balance at December 31, 2003	10,744,031	11,399	42,214	2,260	(453)	(1,003)	(23,969)	30,448

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Cash Flows

NIS in Thousands

	For the three months ended March, 31			Year ended December, 31
	2004	2004	2003	2003
	US$ (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts (*)	Adjusted amount for the
			Israeli CPI as of
			December 2003
Cash flows from operating activities:
Net loss	(647)	(2,928)	(5,712)	(17,993)
Adjustments to reconcile net loss to net cash
provided by operating activities (Appendix A):	109	493	5,693	8,776

Net cash provided by (used in) operating activities	(538)	(2,435)	(19)	(9,217)

Cash flows from investing activities:
Acquisition of fixed assets	(90)	(409)	(380)	(1,075)
Proceeds from sales of fixed assets	26	119	13	384
Sale of short-term investments, net	-	-	247	334

Net cash used in investing activities	(64)	(290)	(120)	(357)

Cash flows from financing activities:
Increase in short term credit from banks, net	64	292	1,456	3,926
Long-term loans received	3,072	13,908	-	-
Repayment of long -term loans	(3,152)	(14,273)	(915)	(3,778)
Loan repayment by interested parties to acquire
shares in the Company	-	-	2	-
Exercise of options by employees	-	-	-	26

Net cash provided by (used in) financing activities	(16)	(73)	543	174

Effect of exchange rate changes on cash and cash
equivalents	2	11	(24)	(55)

Increase (decrease) in cash and cash equivalents	(616)	(2,787)	380	(9,455)
Cash and cash equivalents at the beginning of the year	3,286	14,878	24,333	24,333

Cash and cash equivalents at the end of the year	2,670	12,091	24,713	14,878

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Cash Flows

NIS in Thousands

Appendix A: Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

	For the three months ended March, 31			Year ended December, 31
	2004	2004	2003	2003
	US$ (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts (*)	Adjusted amount for the
			Israeli CPI as of
			December 2003
Income and expenses not involving cash flows:
Depreciation and amortization	120	543	615	2,597
Decrease in liability for termination of
employee/employer relationship	(33)	(151)	(274)	(869)
Write-down of loans	142	645	(390)	(259)
Decrease in value of marketable securities	-	-	119	155
Decrease in deferred taxes	7	30	6	444
Other	-	-	(190)	71

	236	1,067	(114)	2,139

Changes in assets and liabilities:
Decrease in trade receivables	637	2,884	5,930	6,141
Increase in other receivables and debit balances	(297)	(1,320)	(1,079)	(752)
Decrease (increase) in inventories	127	576	(1,421)	1,391
Increase (decrease) in trade payables	200	904	1,661	(3,178)
Increase (decrease) in other payables and credit
balances	(799)	(3,618)	716	3,035

	(127)	(574)	5,807	6,637

	109	493	5,693	8,776

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE 1 – GENERAL

(a)	These financial statements have been prepared in a condensed format as of March 31, 2004, and for the three months then ended (“interim financial statements”). These financial statements should be read in conjunction with the Company’s audited annual financial statements and accompanying notes as of December 31, 2003 and for the year then ended.

(b)	These financial statements have been reviewed by the Company’s certified public accountants. The review was conducted in accordance with the procedures established by the Institute of Certified Public Accountants in Israel regarding interim periods. The review was limited in scope and did not constitute an audit in accordance with generally accepted auditing standards and therefore no opinion was expressed by the Company’s certified public accountants.

(c)	In management’s opinion all necessary adjustments were made in order to present correctly these interim financial statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a.	The interim financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in Accounting Standard No. 14 of the Israel Accounting Standards Board.

The significant accounting policies and methods of computation followed in the preparation of the interim financial statements are identical to those followed in the preparation of the latest annual financial statements, except as described below.

b.	Discontinuance of the adjustment of financial statements for the effects of inflation and financial reporting in reported amounts:

In 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements (“Standard No. 12”). According to this Standard (as amended by Accounting Standard No. 17), the adjustment of financial statements for the effects of inflation should be discontinued beginning January 1, 2004. The Company applied the provisions of the Standard, and accordingly, the adjustment for the effects of inflation was discontinued as from January 1, 2004.

1.	Starting point for the preparation of financial statements:

a)	In the past, the Company prepared its financial statements on the basis of the historical cost convention, adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the Israeli Consumer Price Index (“Israeli CPI”). These adjusted amounts, as included in the financial statements as of December 31, 2003 (the transition date), served as a starting point for nominal financial reporting beginning January 1, 2004. Additions made after the transition date are included at nominal values.

b)	The amounts for non-monetary assets do not necessarily represent realizable value or current economic value, but only the reported amounts for those assets.

c)	In the financial statements “cost” represents cost in the reported amount (see 2 below).

d)	All comparative data for previous periods are presented after adjustment for the Israeli CPI as of the transition date (the Israeli CPI for December 2003).

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

b.	Discontinuance of the adjustment of financial statements for the effects of inflation and financial reporting in reported amounts: (cont.)

2.	Financial statements in reported amounts:

a)	Definitions:

Adjusted amount – historical nominal amount adjusted for the Israeli CPI as of December 2003, according to the provisions of Opinions No. 23 and No. 36 of the Institute of Certified Public Accountants in Israel.

Reported amount – adjusted amount as of the transition date, plus additions in nominal values after the transition date and less amounts deducted after the transition date. The amounts deducted after the transition date are in historical nominal values, adjusted amounts as of the transition date or in a combination of historical nominal values and adjusted amounts as of the transition date, according to the relevant situation.

b)	Balance sheet:

1)	Non-monetary items are presented in reported amounts.

2)	Monetary items are presented in nominal values as of the balance sheet date.

c)	Statement of operations:

1)	Income and expenses relating to non-monetary items are derived from the change in the reported amount between the opening balance and the closing balance.

2)	Other items in the statement of operations are presented in nominal values.

3.	Following are data regarding the Israeli CPI and the exchange rate of the U.S. dollar:

As of	Israeli CPI	Exchange rate of one U.S. dollar
	Points (*)	NIS

March 31, 2004	106.1	4.528
March 31, 2003	109.0	4.687
December 31, 2003	106.2	4.379

Change during the period	%	%

March 2004 (three months)	(0.1)	3.4
March 2003 (three months)	0.8	(1.1)
December 2003 (12 months)	(1.9)	(7.6)

(*) The index on an average basis of 2000 = 100.

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

b.	Discontinuance of the adjustment of financial statements for the effects of inflation and financial reporting in reported amounts: (cont.)

4.	Translation of financial statements of foreign operations (to be added only if relevant):

a)	As stated above, on January 1, 2004, Accounting Standard No. 13 with respect to the effect of changes in foreign exchange rates became effective. Standard No. 13 replaces Interpretations No. 8 and No. 9 of Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which were superseded when Accounting Standard No. 12, as described above, became effective.

Standard No. 13 deals with the translation of foreign currency transactions and with the translation of financial statements of foreign operations for incorporation into the financial statements of the Company.

b)	Foreign operation that is classified as a foreign autonomous entity (“the entity”):

In accordance with Standard No. 13, assets and liabilities, both monetary and non-monetary, of the entity are translated at the closing rate. The components of the statement of operations and of the statement of cash flows of the entity are translated at the exchange rates at the dates of the transactions or at average exchange rates for the period if such exchange rates approximate the actual exchange rates. All exchange rate differences resulting from the translation, as above, are classified as a separate item in shareholders’ equity (“foreign currency translation adjustments for autonomous entities”) until the disposal of the investment.

c.	The adjusted financial statements at March 31, 2004 have been translated into US dollars solely for the convenience of the American reader. This translation was made at the US Dollar/New Israeli Shekel exchange rate in effect on the said date, i.e. US$ 1 = NIS4.528.

NOTE 3 – TRANSACTION WITH INTERESTED RELATED PARTIES

In October 2003 the Company entered into a contact with a proportionally consolidated company for the supply of a Learnmate platform, in consideration of 850 thousand dollars. The platform was supplied until March 2004.

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE 5 – FINANCIAL INFORMATION IN REGARD TO BUSINESS SEGMENTS

	For the three months ended March 31, 2004
	Segment A	Segment B	Segment C	Adjustments	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Reported amounts (*)
Revenues from customers	12,263	2,102	-	-	14,365
Inter segment revenues	-	66	-	(66)	-

	12,263	2,168	-	(66)	14,365

Segment loss	(2,393)	(204)	(331)	-	(2,928)

	For the three months ended March 31, 2004
	Segment A	Segment B	Segment C	Adjustments	Total
	U.S.$ (K)	U.S.$ (K)	U.S.$ (K)	U.S.$ (K)	U.S.$ (K)
	Adjusted amount for the Israeli CPI as of December 2003
Revenues from customers	2,708	464	-	-	3,172
Inter segment revenues	-	15	-	(15)	-

	2,708	479	-	(15)	3,172

Segment loss	(528)	(45)	(74)	-	(647)

	For the three months ended March 31, 2003
	Segment A	Segment B	Segment C	Adjustments	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Adjusted amount for the Israeli CPI as of December 2003
Revenues from customers	11,263	1,465	-	-	12,728
Inter segment revenues	769	122	-	(891)	-

	12,032	1,587	-	(891)	12,728

Segment loss	(3,509)	(707)	(1,496)	-	(5,712)

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE 6 — PRO FORMA INFORMATION WITH REGARD TO THE EFFECT OF FAS-123

Following is the pro forma data of the net loss and basic loss per share had the company chosen to apply FAS 123 and calculated the cost of the benefits of the stock option plan to the employees according to their fair value.

	For the three months ended March 31			Year ended December, 31
	US$ (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts (*)	Adjusted amount for the Israeli CPI as of December 2003
Financial loss	647	2,928	5,712	17,993
Influence option cost	106	483	-	352
Pro forma loss	753	3,411	5,712	18,345
Loss per share	0.07	0.32	0.54	1.71

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

According to the rules set forth in FAS 123, the fair value of the options is calculated at presentation date according to the Black & Scholes Option Pricing Model.

The assumptions used are:

1.	Expected life length of the options – 4 years.
2.	Expected dividend distribution rate – 0%.
3.	Expected standard deviation – 110%.
4.	No-risk interest rate – 2%.